UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Micronetics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

595125105

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 595125105	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 391,645 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 391,645 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,645 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 391,645 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 391,645 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,645 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105	13D

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 391,645 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 391,645 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,645 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105	13D

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 391,645 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 391,645 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,645 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105	13D

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 391,645 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 391,645 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,645 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 12, 2011 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 3, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by Vintage Partners using its capital. The aggregate purchase price of the 391,645 shares of Common Stock acquired by Vintage Partners was approximately $1,964,822 (including brokerage commissions).

Item 5. Interest in Securities of the Issuer

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 391,645 shares, constituting approximately 8.6% of the 4,561,135 shares of Common Stock outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of the Issuer. All such shares are beneficially owned by Vintage Partners.

Vintage GP, as the general partner of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock beneficially owned by Vintage Partners.

Vintage Capital, as the investment manager of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners.

Kahn Capital, as the initial member and majority owner of each of Vintage GP and Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners.

Mr. Kahn, as the manager of each of Vintage GP, Vintage Capital and Kahn Capital, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock since the filing of the Schedule 13D.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2011

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title:Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons Since the Filing of the Schedule 13D

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Partners, L.P.	08/18/11	Purchase	5,000	6.1914	Open Market
Vintage Partners, L.P.	08/19/11	Purchase	5,800	6.2069	Open Market
Vintage Partners, L.P.	09/01/11	Purchase	900	6.2800	Open Market
Vintage Partners, L.P.	09/06/11	Purchase	5,000	6.1669	Open Market
Vintage Partners, L.P.	09/09/11	Purchase	304	6.0100	Open Market
Vintage Partners, L.P.	09/12/11	Purchase	3,307	6.0766	Open Market
Vintage Partners, L.P.	09/13/11	Purchase	1,986	6.2187	Open Market
Vintage Partners, L.P.	09/16/11	Purchase	26,201	6.3100	Open Market
Vintage Partners, L.P.	09/19/11	Purchase	5,800	6.3100	Open Market

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement